Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employees’ Benefit Committee Cincinnati Bell Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-192225) on Form S-8 of Cincinnati Bell Inc. of our report dated June 24, 2020, with respect to the statements of net assets available for benefits of the Cincinnati Bell Retirement Savings Plan as of December 31, 2019 and December 30, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related supplemental schedule as of December 31, 2019, which report appears in the annual report on Form 11-K of the Cincinnati Bell Retirement Savings Plan for the year ended December 31, 2019.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 24, 2020